FEE WAIVER AGREEMENT

THIS FEE WAIVER AGREEMENT (the “Waiver Agreement”) is made as of this 6th day of February, 2017 by and between Alpha Architect ETF Trust, a Delaware statutory trust (the “Trust”), on behalf of its series, the Alpha Architect Value Momentum Trend ETF (the “Fund”) and Empowered Funds, LLC, a Pennsylvania limited liability company (the “Adviser”).

W I T N E S S E T H:

WHEREAS, the Trust has been organized and operates as an investment company registered under the Investment Company Act of 1940, as amended  (the “1940 Act”) and engages in the business of investing and reinvesting its assets in securities and other investments; and

WHEREAS, the Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and engages in the business of providing investment advisory services; and

WHEREAS, the Trust has selected the Adviser to serve as the investment adviser for the Fund pursuant to an investment advisory agreement between the Trust and the Advisor entered into as of February 6th, 2017 (the “Advisory Agreement”).

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the sufficiency of which is hereby acknowledged, and each of the parties hereto intending to be legally bound, it is agreed as follows:

1. Fee Waivers.  The parties hereby agree that the Adviser shall, for the term of this Agreement, waive its advisory fee under the Advisory Agreement to the extent necessary to prevent total annual fund operating expenses from exceeding 0.79% of the Fund's average daily net assets (the “Fee Waiver”).

2. Recoupment. There shall be no recoupment by the Adviser, unless specifically agreed to by the parties in writing.

3. Term and Termination. This Waiver Agreement shall, unless earlier terminated by the Board of Trustees of the Trust (the “Board”), expire on November 11th, 2018. The level of the fee waiver contemplated above may be adjusted from time to time by the mutual written agreement of the parties. The Board, in its sole discretion, may terminate this Waiver Agreement upon 60 days’ written notice to the Adviser.

4. Entire Agreement; Modification; Amendment. This Waiver Agreement constitutes the entire agreement of the parties with respect to the subject matter of this Waiver Agreement. Each provision herein shall be treated as separate and independent from any other provision or agreement herein and shall be enforceable notwithstanding the enforceability of any such other provision or agreement.  No modification or amendment of this Waiver Agreement shall be binding unless in writing and executed by the parties.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have this Waiver Agreement to be executed by their duly authorized officers this 6th day of February, 2017.

Alpha Architect ETF Trust On behalf of the Alpha Architect Value Momentum Trend ETF

Attest: /s/ Patrick Cleary	By: /s/ Michael Pagano, Ph.D.

Title: Chief Compliance Officer	Name: Michael Pagano, Ph.D.

Title: Trustee

EMPOWERED FUNDS, LLC
Attest: /s/ Patrick Cleary
By: /s/ Wesley R. Gray
Title: Chief Compliance Officer
Name: Wesley R. Gray

Title: Manager